SC 13G
<SEQUENCE>1
<FILENAME>org13g.txt


United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13G


Item 1

(a) Catapult Comm
(b) 160 South Whisman Road, Mountain View, CA 94041


Item 2

(a)Westcap Investors, LLC
(b)11111 Santa Monica Boulevard, Suite 820, Los Angeles, CA 90025
(c)
(d) Common
(e) 149016107


Item 3

(e)  IA


Item 4

(a) 1450656
(b) 11.27%
(c) i  1094564
   ii  7595
   iii 1450656
   iv  0


Item 10

Date 11/6/2003

Signature /s/ Stephen Rack
Title Vice President